Mail Stop 7010


October 14, 2005


Via U.S. mail and facsimile

Mr. Chris Craddock
Keewatin Windpower Corp.
1294 Emery Place, Suite 44
North Vancouver, British Columbia
Canada V7J 1R3

Re:	Keewatin Windpower Corp.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 29, 2005
File No. 333-126580

Dear Mr. Craddock:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Update the financial statements, as necessary, to comply with Item
310(g) of Regulation S-B at the effective date of the registration statement. In addition, each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

2. Please disclose your response to comment two of our letter dated
September 23, 2005 in the summary section of your prospectus.

3. We read your response to comment three of our letter dated
September 23, 2005 and note the disclosure regarding your estimated cost to complete your business plan on page 3 of your prospectus.
Please explain why your land lease costs are referred to as "initial" costs? Do you anticipate additional costs associated with respect to your land lease?

4. We read your response to comment five of our letter dated September 23, 2005 and reissue this comment. In this regard, please confirm that your disclosure in the column entitled "Shares Owned Prior to This Offering" has been calculated in accordance with Rule
13d-3 under the Exchange Act.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Bret Johnson, Staff Accountant, at (202)
551-
3753 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard,
Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Joseph I. Emas
1224 Washington Avenue
Miami Beach, FL 33139
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Mr. Chris Craddock
Keewatin Windpower Corp.
October 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE